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TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM

July 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Great Elm Capital Corp. – N-2 Filing

Ladies and Gentlemen:

On behalf of Great Elm Capital Corp. (the “Company”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, one electronically signed Registration Statement on Form N-2 (the “Registration Statement”).

A fee of $3,332.13 to cover the registration fee under the Securities Act has been paid.

Securities and Exchange Commission

July 31, 2017

We further reference Pre-Effective Amendment No. 2 to the registration statement on Form N-2 of the Company, filed with the Commission under the Securities Act on June 30, 2017 (File No. 333-217222) (the “Prior Filing”). The Commission declared the Prior Filing effective on July 13, 2017. The Registration Statement is virtually identical to the Prior Filing (including in respect of financial data), except for the incorporation of changes responsive to the Commission staff’s comments on the Prior Filing, as reflected in our letter on behalf of the Company to Mr. James E. O’Connor and Ms. Christina DiAngelo Fettig, dated July 12, 2017, disclosure changes and additions to reflect the nature of the specific offering to be registered by the Registration Statement and other non-material updates and revisions. The Company will provide the Commission’s staff with a copy of the Registration Statement marked to show changes from the Prior Filing. The Company thus requests that the Commission declare the Registration Statement (or a pre-effective amendment thereto) effective with limited or no review in accordance with the procedures set forth in Investment Company Act Release No. 13768 (Feb. 15, 1984), by a date and time to be specified in an acceleration request letter. If the Commission’s staff is able to grant this request, the Company anticipates that it will begin to market this offering on Monday, August 7, 2017, and seek effectiveness of the Registration Statement (or a pre-effective amendment thereto) on Thursday, August 10, 2017.

Should you have any concerns, or should you determine not to grant this request, please do not hesitate to contact me at (617) 573-4836 or Mike Hoffman at (212) 735-3406.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon